UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
 PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
 SECURITIES EXCHANGE ACT OF 1934

Long form of Press Release

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.
(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.
 (Translation of Registrant’s name into English)

Calle 50 y Aquilino de la Guardia
P.O. Box 0819-08730
Panama City, Republic of Panama
 (Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒      Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

July 21, 2010
FOREIGN TRADE BANK OF LATIN AMERICA, INC.

By: /s/ Pedro Toll

Name: Pedro Toll
Title: General Manager

BLADEX REPORTS SECOND QUARTER 2010 NET INCOME OF $1.7 MILLION; $0.05 PER SHARE.

PANAMA CITY, July 21, 2010 – Banco Latinoamericano de Comercio Exterior, S.A. (NYSE: BLX, “Bladex”, or “the Bank”) announced today its results for the second quarter ended June 30, 2010.

Second Quarter Business Highlights

•
Net Income (*) for the second quarter 2010 amounted to $1.7 million, compared to $10.1 million in the first quarter 2010, and $10.5 million in the second quarter 2009; the decline was driven by trading losses in the Asset Management Division.

•	During the quarter, the Commercial Portfolio grew $305 million, or 9%. Year-to-date, the commercial portfolio has grown $436 million, or 14%. Compared to June 30, 2009, the portfolio has expanded 24%.

•
Net interest income in the second quarter 2010 was $17.2 million, a 6% increase over the previous period.  Fees and commissions grew 17% during the quarter, reaching $2.8 million.  On a year-to date-basis, fees and commissions have grown 78%.

•
The Bank's weighted average cost of funds decreased 17bps, or 12%, compared to the first quarter 2010, and 125bps, or 50%, compared to the second quarter 2009.  As of June 30, 2010 deposit balances increased 11% over the previous quarter and 20% year-on-year.

•	Portfolio quality continued to improve, as non-accrual loans declined 12% compared to the previous quarter to $45 million.

•
Second quarter 2010 operating expenses were $10.0 million, the same level as the first quarter 2010, and 16% higher than the second quarter 2009, as average commercial portfolio balances grew 21% year-on-year.

•
The Commercial Division recorded a $2.4 million, or 23%, increase in operating income during the quarter, as business grew across all customer segments and the new offices in Porto Alegre and Monterrey came on line.  The Treasury Division reported a Net Loss (*) in the second quarter of $2.8 million, unchanged from the previous period.  While the Division has no open interest or currency positions, the results were driven by unrealized net losses on the valuations of hedging instruments used, and by valuations of the $51 million securities trading portfolio.

•
The Asset Management Division reported a Net Loss in the second quarter 2010 of $9.4 million, compared to a Net Loss of $1.4 million in the first quarter 2010, and Net Income of $2.5 million in the second quarter 2009.  The loss in the second quarter 2010 was related to trading losses in the Investment Fund, as volatility and Latin American market correlations with European markets peaked during the quarter.

•
The Bank’s Tier 1 capital ratio as of June 30, 2010 was 23.4%, compared to 24.6% as of March 31, 2010, and 21.1% as of June 30, 2009, while the leverage ratio as of these dates was 6.6x, 5.8x, and 6.3x, respectively.

(*) Net income or loss attributable to Bladex (“Net Income”, or “Net Loss”).

 CEO's Comments

Mr. Jaime Rivera, Bladex’s Chief Executive Officer, stated the following regarding the Bank’s results: “Bladex’s second quarter results demonstrate the Bank’s ability to leverage the Region’s recovering trade flows, expand its operation and grow the core business.  Unfortunately, trading losses in the Asset Management Division masked the substantial progress made in just about all other aspects of Bladex’s business.

Bladex posted strong results in its core business, with an expanding commercial portfolio and strong fee generation.  Trade flows continue to expand, economies are in generally good shape, and investment levels across most of the Region are rising.  Working off this favorable environment, Bladex continues to expand its client base and develop new markets.  The Bank has opened two new representative offices and just received Board approval to open the next.  As a result, the commercial portfolio grew 9% during the quarter, bringing year-to-date growth to 14%, and growth during the previous twelve months to 24%.  Disbursements in the second quarter were $1.6 billion, 25% ahead of the previous period.  Fees and commissions are running 78% ahead of last year.

Bladex’s cost of funds has continued to decline and is now 142 bps less than this time last year.  Crucially, credit quality, already nearing the Bank’s historical standards, continues to improve.  The Bank’s capitalization remains strong (Tier 1 of 23.4%), deposits are growing, and liquidity is ample.  Expenses are running higher than last year, but are doing so because of a good reason:  Bladex is investing in the growth of the Commercial Division.

The trading losses within the Asset Management Division stemmed from an unusually strong correlation that developed between Latin American positions and some EU sovereign risk, particularly while the Greek crisis was in full swing in April and May.  The Asset Management Division is reviewing its trading strategy in light of this new reality, and the Bank expects the Division to return to its usual performance levels as markets stabilize.

With all of the Bank's other indicators showing clear progress, management will continue to focus its efforts on the execution of Bladex’s medium-term plan designed to achieve scale, stability and attractive returns," Mr. Rivera concluded.

RESULTS BY BUSINESS SEGMENT

COMMERCIAL DIVISION
The Commercial Division incorporates the Bank’s core business of financial intermediation and fee generation activities.  Net Income includes net interest income from loans, fee income, net allocated operating expenses, the reversal (provision) for loan and off-balance sheet credit losses, and any impairment on assets.

(US$ million)	6M10	6M09	2Q10	1Q10	2Q09
Commercial Division:
Net interest income	$32.2	$33.9	$17.0	$15.2	$17.0
Non-interest operating income (1)	4.9	3.3	2.7	2.2	0.8
Net operating revenues (2)	37.1	37.2	19.7	17.4	17.8
Operating expenses	(13.7)	(11.8)	(6.7)	(6.8)	(5.1)
Net operating income (3)	23.4	25.4	13.0	10.6	12.7
Reversal (provision) for loan and off-balance sheet credit losses, net	4.4	(14.3)	0.9	3.5	(9.1)
Impairment of assets, net of recoveries	0.2	(0.1)	0.0	0.2	0.0
Net Income	$28.0	$11.0	$13.9	$14.3	$3.6

Quarterly and Year-on-Year Growth
The Commercial Division continued to accelerate portfolio growth in the second quarter as market demand strengthened, reaching $3.5 billion in period-end balances, a 9% increase from the previous quarter and a 24% increase from the second quarter 2009.

2Q10 vs. 1Q10
The Division’s Net Income in the second quarter 2010 amounted to $13.9 million, compared to $14.3 million in the first quarter 2010, which benefitted from higher provision reversals.  Net operating income in the second quarter 2010 amounted to $13.0 million, compared to $10.6 million in the first quarter 2010.  The $2.4 million quarterly increase in operating income was the result of the combined effects of:  (i) a $1.8 million increase in net interest income due to higher average loan portfolio balances (+7%), mainly driven by demand from corporations, (ii) a $0.5 million increase in non-interest operating income, mostly attributable to increased commission income from the letter of credit business, and (iii) $0.1 million in lower operating expenses during the quarter.

2Q10 vs. 2Q09
The Division’s Net Income in the second quarter 2010 increased $10.3 million compared to the second quarter 2009, mainly as a result of improving credit quality, and thus, decreased reserve requirements.  Net Operating income increased $0.3 million compared to the second quarter 2009, mainly due to an 11% increase in non-interest income from fees and commissions, partially offset by increased operating expenses.  The effects of a greater average portfolio base on net interest income were largely offset by a year-on-year decline in market rates.

6M10 vs. 6M09
The Division’s accumulated Net Income increased $17.0 million (155%) versus the same period in 2009, mainly as a result of lower credit reserve requirements as portfolio quality improved, and higher non-interest operating income, partially offset by lower net interest income.  Net operating income declined $2.0 million versus the six months ended June 30, 2009 as a result of: (i) a $1.7 million decrease in net interest income mostly attributable to lower average lending rates (160 bps), of which 157 bps corresponded to a reduction in market interest rates, partially offset by lower average cost of funds (-142 bps) and by the income effects of the increase in average loan portfolio balances (+11%); (ii) a $1.6 million increase in commissions and fees from letters of credit and guarantees, and (iii) a $1.9 million increase in operating expenses as the Division expanded its activities.

The following graph illustrates the trend in quarterly weighted average lending spreads as liquidity and credit quality stabilized:

The commercial portfolio includes book value of loans, acceptances, and contingencies (including confirmed letters of credit, stand-by letters of credit, and guarantees covering commercial and country risks and credit commitments) pertaining to the Bank’s client-oriented intermediation activities.  The Bank’s commercial portfolio balance reached $3.5 billion as of June 30, 2010, a 9% increase over the balances as of March 31, 2010, and 24% over the balance as of June 30, 2009.  Similarly, on an average basis, the commercial portfolio increased 6% in the second quarter 2010 compared to the previous quarter, and 21% from the second quarter 2009.

The commercial portfolio continues to mainly be short-term and trade-related in nature.  $2.7 billion, or 77%, of the commercial portfolio matures within one year. Trade financing operations represent 60% of the portfolio, while the remaining balance consists primarily of lending to banks and exporters.  Refer to Exhibit X for information relating to the Bank’s commercial portfolio distribution by country and Exhibit XII for the Bank’s distribution of credit disbursements by country.

TREASURY DIVISION
The Treasury Division incorporates the Bank’s liquidity management and investment securities activities.  Net Income is presented net of allocated operating expenses, and includes net interest income on Treasury activities and net other income (loss) relating to Treasury activities (12).

(US$ million)	6M10	6M09	2Q10	1Q10	2Q09
Treasury Division:
Net interest income (loss)	$1.1	$0.3	$0.6	$0.5	$0.8
Non-interest operating income (loss) (1)	(2.4)	9.6	(1.4)	(1.1)	5.8
Net operating revenues (2)	(1.3)	9.9	(0.8)	(0.6)	6.6
Operating expenses	(4.2)	(4.5)	(2.0)	(2.2)	(2.2)
Net operating income (loss) (3, 12)	(5.5)	5.4	(2.8)	(2.8)	4.4
Net Income (Loss)	$(5.5)	$5.4	$(2.8)	$(2.8)	$4.4

Quarterly and Year-on-Year Variation
The Treasury Division continued to leverage diversified funding sources to lower funding costs during the quarter as deposits and borrowings increased, while maintaining the level of its securities portfolio compared to the previous quarter.

The trading portfolio as of June 30, 2010 reached $51 million, the same level as of March 31, 2010, and a $114 million decrease from June 30, 2009.  The securities available for sale portfolio as of June 30, 2010 remained at $457 million, the same level as of March 31, 2010, and a $151 million decrease compared to June 30, 2009.   The year-on-year decrease reflects the sale of $147 million in book value of the securities portfolio in 2009.

Period-end deposit balances increased 11% over the previous quarter, and 20% year-on-year, to reach $1.5 billion, the highest level since third quarter 2008.  Borrowings and securities sold under repurchase agreements increased 16% over the first quarter 2010 to $2.0 billion, a 1% year-on-year increase, as the leverage ratio reached 6.6x in the second quarter 2010, compared to 5.8x in the previous quarter, and 6.3x in the same period 2009.

2Q10 vs. 1Q10
In the second quarter 2010, the Treasury Division posted a Net Loss of $2.8 million, compared to the same result in the first quarter 2010.  Net operating revenues were $0.2 million lower, mainly due to a $0.3 million decrease in non-interest operating income mainly from net losses on valuations of hedging instruments, partially offset by increased interest income, and decreased operating expenses.

2Q10 vs. 2Q09
The Treasury Division posted a Net Loss of $2.8 million in the second quarter 2010 compared to a Net Income of $4.4 million in the second quarter 2009 due to a $7.2 million variance in non-interest operating income as a result of unrealized losses on trading securities.

6M10 vs. 6M09
The Treasury Division reported a Net Loss of $5.5 million during the first six months of 2010, compared to a $5.4 million Net Income in the first six months of 2009.  The $10.9 million decrease in this period was primarily driven by a $12.0 million variance in non-interest operating income mainly attributable to a year-on-year reduction in gains on trading securities.

The available for sale portfolio as of June 30, 2010 consisted entirely of readily quoted Latin American securities, 80% of which were sovereign and state-owned risk in nature (refer to Exhibit XI for a per country distribution of the Treasury portfolio).

The available for sale portfolio is marked to market, with the impact recorded in stockholders’ equity through the Other Comprehensive Income Account (“OCI”), which stood at (-$11 million) in the second quarter 2010, compared to (-$6 million) in the first quarter 2010, as lower valuations on related hedging instruments (-$6 million) offset increased market valuations of the securities portfolio (+$1 million) (refer to Exhibit I).

Liquid assets (11) increased to $593 million as of June 30, 2010, compared to $328 million as of March 31, 2010, and $456 million as of June 30, 2009, in preparation for credit disbursements and retirements of borrowings scheduled early in the current quarter.

The Bank made increased use of repurchase agreement obligations in the second quarter 2010, and increased overall borrowing levels to support asset growth as funding costs continue to improve.  Weighted average funding costs for the second quarter 2010 amounted to 1.26%, a decrease of 17 bps, or 12%, compared to the first quarter 2010, and a decrease of 125 bps, or 50%, compared to the second quarter 2009.

ASSET MANAGEMENT DIVISION
The Asset Management Division incorporates the Bank’s asset management activities. The Division’s Investment Fund follows primarily a Latin America macro strategy, utilizing a combination of products (foreign exchange, equity indices, interest rate swaps, and credit derivative products) to establish long and short positions in the markets.

The Division’s Net Income includes net interest income on the Investment Fund, as well as net gains (losses) from Investment Fund trading, other related income (loss), allocated operating expenses, and the Net Income attributable to redeemable non-controlling interest.

(US$ million)	6M10	6M09	2Q10	1Q10	2Q09
Asset Management Division:
Net interest income (loss)	$0.2	$(2.0)	$(0.4)	$0.6	$(1.0)
Non-interest operating income (loss) (1)	(11.4)	16.6	(10.1)	(1.3)	4.9
Net operating revenues (2)	(11.2)	14.6	(10.5)	(0.7)	3.9
Operating expenses	(2.3)	(3.5)	(1.3)	(1.0)	(1.3)
Net operating income (loss) (3)	(13.5)	11.1	(11.8)	(1.7)	2.6
Net income (loss)	(13.5)	11.1	(11.8)	(1.7)	2.6
Net income (loss) attributable to the redeemable noncontrolling interest	(2.8)	0.4	(2.4)	(0.3)	0.1
Net Income (Loss)	$(10.7)	$10.7	$(9.4)	$(1.4)	$2.5

2Q10 vs. 1Q10
The Asset Management Division recorded a Net Loss in the second quarter 2010 of $9.4 million, compared to a Net Loss of $1.4 million in the first quarter in 2010. The $8.0 million decrease was mainly due to a $8.8 million decrease in non-interest operating income attributable to losses from Investment Fund trading, partially offset by net income attributable to the redeemable non-controlling interest.

2Q10 vs. 2Q09
The Division posted a Net Loss of $9.4 million in the second quarter 2010, compared to a $2.5 million gain in the second quarter 2009 as a result of losses from Investment Fund trading, offset by net loss attributable to the redeemable non-controlling interest.

6M10 vs. 6M09
The Division posted a Net Loss during the first six months of 2010 of $10.7 million compared to Net Income of $10.7 million in the first six months of 2009.  The $21.4 million year-over-year variance was due to the combined effects of:  (i) a $2.2 million increase in net interest income, (ii) a $28.0 million decrease in non-interest operating income attributable to losses from Investment Fund trading, (iii) a $1.2 million decrease in operating expenses from lower provisions for variable compensation tied to the performance of the Investment Fund.

As of June 30, 2010, the Investment Fund’s asset value totaled $193 million, compared to $205 million as of March 31, 2010 and $166 million as of June 30, 2009.  For the same dates, Bladex´s ownership of the Bladex Offshore Feeder Fund was 79.0%, compared to 78.79% as of March 31, 2010, and 95.32% as of June 30, 2009, respectively, with remaining balances owned by third party investors.

CONSOLIDATED RESULTS OF OPERATIONS

KEY FINANCIAL FIGURES AND RATIOS

The following table illustrates the consolidated results of operations of the Bank for the periods indicated below:
(US$ million, except percentages and per share amounts)	6M10	6M09	2Q10	1Q10	2Q09
Net Interest Income	$33.5	$32.2	$17.2	$16.3	$16.8
Net Operating Income (Loss) by Business Segment:
Commercial Division	$23.4	$25.4	$13.0	$10.6	$12.7
Treasury Division	$(5.5)	$5.4	$(2.8)	$(2.8)	$4.4
Asset Management Division	$(13.5)	$11.1	$(11.8)	$(1.7)	$2.6
Net Operating Income	$4.4	$41.9	$(1.6)	$6.1	$19.7
Net income	$9.0	$27.6	$(0.7)	$9.8	$10.6
Net income (loss) attributable to the redeemable noncontrolling interest	$(2.8)	$0.4	$(2.4)	$(0.3)	$0.1
Net Income attributable to Bladex	$11.8	$27.2	$1.7	$10.1	$10.5

Net Income per Share (5)	$0.32	$0.75	$0.05	$0.28	$0.29
Book Value per common share (period end)	$18.35	$17.61	$18.35	$18.59	$17.61
Return on Average Equity (“ROE”)	3.5%	8.9%	1.0%	6.1%	6.6%
Operating Return on Average Equity ("Operating ROE") (6)	1.3%	13.8%	-1.0%	3.7%	12.4%
Return on Average Assets (“ROA”)	0.6%	1.3%	0.2%	1.1%	1.0%
Net Interest Margin	1.69%	1.56%	1.67%	1.71%	1.62%
Efficiency Ratio (7)	82%	32%	120%	62%	30%

Tier 1 Capital (8)	$680	$662	$680	$684	$662
Total Capital (9)	$716	$701	$716	$718	$701
Risk-Weighted Assets	$2,899	$3,129	$2,899	$2,779	$3,129
Tier 1 Capital Ratio (8)	23.4%	21.1%	23.4%	24.6%	21.1%
Total Capital Ratio (9)	24.7%	22.4%	24.7%	25.8%	22.4%
Stockholders’ Equity	$673	$643	$673	$681	$643
Stockholders’ Equity to Total Assets	15.2%	15.8%	15.2%	17.2%	15.8%
Other Comprehensive Income Account ("OCI")	$(11)	$(21)	$(11)	$(6)	$(21)

Leverage (times) (10)	6.6	6.3	6.6	5.8	6.3
Liquid Assets / Total Assets (11)	13.5%	11.2%	13.5%	8.3%	11.2%
Liquid Assets / Total Deposits	39.4%	36.2%	39.4%	24.2%	36.2%

Non-Accruing Loans to Total Loans, net	1.5%	0.0%	1.5%	1.8%	0.0%
Allowance for Credit Losses to Commercial Portfolio	2.7%	3.5%	2.7%	3.0%	3.5%

Total Assets	$4,412	$4,067	$4,412	$3,962	$4,067

The following graphs illustrate the trends in Net Income and Return on Average Stockholders’ Equity and Tier 1 Capital for the periods indicated:

NET INTEREST INCOME AND MARGINS

(US$ million, except percentages)	6M10	6M09	2Q10	1Q10	2Q09
Net Interest Income (Loss)
Commercial Division	$32.2	$33.9	$17.0	$15.2	$17.0
Treasury Division	1.1	0.3	0.6	0.5	0.8
Asset Management Division	0.2	(2.0)	(0.4)	0.6	(1.0)
Consolidated	$33.5	$32.2	$17.2	$16.3	$16.8

Net Interest Margin*	1.69%	1.56%	1.67%	1.71%	1.62%

* Net interest income divided by average balance of interest-earning assets.

2Q10 vs. 1Q10
In the second quarter 2010, net interest income amounted to $17.2 million, an increase of $0.9 million, or 6% compared to $16.3 million in the first quarter 2010.  The quarterly increase primarily reflects:
(i)
Higher average loan portfolio balances, which increased $192 million, or 7%, compared to the first quarter 2010, which resulted in an overall increase of $1.7 million in interest income, partially offset by a $0.6 million increase in interest expense, due to higher average balances in securities sold under repurchase agreements and short-term borrowings.  The net positive effect of higher average volumes in interest-assets and interest-bearing liabilities was $1.1 million.

(ii)
Lower average interest rates for the Bank’s assets and liabilities resulted in a $0.2 million decrease in net interest income.  The average yield paid on interest-bearing liabilities decreased 17 bps to 1.26% during the quarter due to lower interbank market rates as well as lower borrowings spreads, while the average yield on interest-earning assets decreased 14 bps to 2.65% during the second quarter 2010 compared to the first quarter 2010, mainly attributable to the Investment Fund.

2Q10 vs. 2Q09
Net interest income when compared to the second quarter 2009, increased $0.4 million, or 2%.  This increase reflects primarily the following:
(i)
Higher average loan portfolio balances, which increased $417 million, or 16%, compared to the second quarter 2009, resulted in an overall increase of $1.4 million in interest income.  Average volumes of interest bearing liabilities, decreased $98 million, mainly due to the reduction of securities sold under repurchase agreements and short-term borrowings, which entirely offset the effect of increased deposits and long-term borrowings and debt.  The net effect of average volumes variances in interest-assets and interest-bearing liabilities was $1.4 million.

(ii)
Lower average interest rates for the Bank’s assets and liabilities resulted in a $1.0 million decrease in net interest income.  The average yield paid on interest-bearing liabilities decreased 125 bps, while the average yield on interest-earning assets decreased 100 bps, both mostly attributable to lower interbank market rates.

Net interest margin stood at 1.67% in the second quarter 2010, compared to 1.71% in the first quarter 2010, and 1.62% in the second quarter 2009.

6M10 vs. 6M09
Net interest income amounted to $33.5 million in the first six months of 2010, compared to $32.2 million during the first six months of 2009.  The $1.3 million, or 4%, increase of net interest income during the period primarily reflects:

(i)
Higher average loan portfolio balances, which increased $276 million, or 11%, from $2.6 billion in the first six months of 2009 to $2.9 billion in the first six months of 2010, resulting in a $2.7 million overall increase in net interest income, and a $0.7 million decrease in interest expense associated primarily with a decrease of securities sold under repurchase agreements and short-term borrowings, which decreased from $1.0 billion in the first six months of 2009 compared to $0.4 billion in the first six months of 2010.  The net effect of average volume variances in interest-bearing assets and liabilities was a $3.4 million increase in net interest income.

(ii)
Lower average interest rates for the Bank’s assets and liabilities resulted in a $2.1 million decrease in net interest income.  The average yield paid on interest-bearing liabilities decreased 142 bps to 1.34% during the first six months of 2010, from 2.76% in the first six months of 2009, mainly due to lower interbank market rates, while the average yield on interest-earning assets decreased 108 bps, to 2.72% in the first six months of 2010 (from 3.79% in the first six months of 2009), also mainly attributable to lower interbank market rates.

Net interest margin stood at 1.69% in the first six months of 2010, compared to 1.56% in the first six months of 2009.

FEES AND COMMISSIONS

(US$ million)	6M10	6M09	2Q10	1Q10	2Q09
Letters of credit	$4.6	$1.9	$2.5	$2.1	$0.4
Guarantees	0.1	0.7	0.0	0.0	0.2
Loans	0.1	0.1	0.1	0.0	0.0
Third party investor (BAM)	0.3	0.0	0.2	0.2	0.0
Other*	0.1	0.1	0.0	0.1	0.1
Fees and Commissions, net	$5.2	$2.9	$2.8	$2.4	$0.7
* Net of commission expenses

Fees and commissions amounted to $2.8 million, $0.4 million higher than the first quarter 2010, and $2.1 million higher compared to the second quarter 2009.  Both variances were mainly due to increased commission income from the letter of credit business as the result of the combined effects of:
(i)	The impact of a quarter-on-quarter decrease in average letter of credit balances (-$0.1 million), while margin improvements in the same period contributed $0.5 million; and
(ii)	The impact of a year-on-year increase in average letter of credit balances, $0.8 million, while margin improvements contributed $1.3 million.

During the first six months of 2010, commission income amounted to $5.2 million, compared $2.9 million in the six months of 2009, resulting in a $2.3 million increase in commission income, mainly from the letter of credit business.

PORTFOLIO QUALITY AND PROVISION FOR CREDIT LOSSES

(In US$ million)	30-Jun-09	30-Sep-09	31-Dec-09	31-Mar-10	30-Jun-10
Allowance for Loan Losses:
Balance at beginning of the period	$80.6	$90.2	$89.9	$73.8	$73.9
Provisions (reversals)	8.9	(0.4)	(16.1)	0.1	8.7
Recoveries, net of charge-offs	0.8	0.0	(0.0)	0.0	(1.4)
End of period balance	$90.2	$89.9	$73.8	$73.9	$81.3

Reserve for Losses on Off-balance Sheet Credit Risk:
Balance at beginning of the period	$10.1	$10.3	$11.8	$27.3	$23.6
Provisions (reversals)	0.2	1.5	15.5	(3.7)	(9.6)
End of period balance	$10.3	$11.8	$27.3	$23.6	$14.0

Total Allowance for Credit Losses	$100.5	$101.7	$101.0	$97.6	$95.3

During the second quarter 2010, the allowance for credit losses decreased $2.3 million, reflecting the $7.3 million increase in the allowance for loan losses, and a $9.6 million decrease in the reserve for losses on off-balance sheet credit risk.

(i)
Allowance for loan losses:  The $7.3 million increase in the allowance for loan losses reflect the combination of: (i) a $5.8 million provision in generic loan loss reserves driven primarily by higher balances in the loan portfolio, (ii) a $2.9 million increase in specific loan loss reserves, and (iii) a $2.1 million charge-off net of $0.7 million in recoveries pertaining to prior-period losses.

(ii)
Reserve for losses on off-balance sheet credit risk:  The $9.6 million decrease in the reserves for losses on off-balance sheet credit risk reflects changes in the overall risk profile of the portfolio composition.

As of June 30, 2010, the non-accrual portfolio amounted to $45.3 million, compared to $51.3 million as of March 31, 2010, a decline of 12%.  No new non-accrual loans were recorded in the second quarter 2010.  The $6.0 million decrease was due to the settlement of a loan resulting in a partial charge-off, and the release of the associated specific reserve.

The net reversal for loan and off-balance sheet credit losses of $0.9 million during the quarter was $2.6 million lower than the previous quarter, as overall lower generic reserve requirements, net of recoveries, were partially offset by increased reserves from loan growth and specific reserve requirements.

The ratio of the allowance for credit losses to the commercial portfolio stood at 2.7% as of June 30, 2010, compared to 3.0% as of March 31, 2010, and 3.5% as of June 30, 2009, while the non-accruing loan ratio stood at 1.5%, 1.8%, and 0%, respectively.

OPERATING EXPENSES

(US$ million)	6M10	6M09	2Q10	1Q10	2Q09
Salaries and other employee expenses	$10.9	$10.4	$5.5	$5.4	$4.2
Depreciation, amortization and impairment of premises and equipment	1.3	1.4	0.6	0.7	0.7
Professional services	2.3	1.7	1.2	1.1	1.0
Maintenance and repairs	0.7	0.5	0.3	0.3	0.3
Expenses from the investment fund	0.5	2.1	0.3	0.3	0.6
Other operating expenses	4.4	3.6	2.1	2.2	1.9
Total Operating Expenses	$20.1	$19.8	$10.0	$10.0	$8.6

Quarterly Variation
Operating expenses in the second quarter 2010 totaled $10.0 million, the same level as the first quarter 2010, and an increase of $1.4 million, or 16%, with respect to the second quarter 2009.  The year-on-year increase in operating expenses was mostly attributable to increased salaries and other employee expenses associated with a higher average employee headcount, and the start of the Bank’s new offices in Porto Alegre, Brazil and Monterrey, Mexico.

6M10 vs. 6M09
During the first half of 2010, operating expenses amounted to $20.1 million, compared to $19.8 million during the same period in 2009.  The $0.3 million, or 2%, increase in operating expenses during this period was attributable to the net effect of higher salaries and other employee expenses from higher average headcount and professional fees associated with the expansion of the Commercial Division’s activities, partially offset by lower performance–related expenses from the Investment Fund.

The Bank’s efficiency ratio as of June 30, 2010 was 82% compared to 32% as of June 30, 2009, mainly the result of a $37.0 million decrease in net operating revenues in the Asset Management and Treasury Divisions during the period

As of June 30, 2010, the Bank’s operating expenses to average assets ratio amounted to 1.02%, compared to 0.96% as of June 30, 2009.  During the second quarter 2010, the operating expenses to average assets ratio improved 8 basis points to 0.98%, compared to previous quarter’s 1.06%, as asset growth accelerated.

OTHER EVENTS

▪
Quarterly Dividend Payment: On July 15, 2010, the Bank announced a quarterly common dividend payment of US$0.15 per share related to the second quarter 2010. The dividend will be payable on August 4, 2010 to stockholders registered as of the July 26, 2010 record date.

▪
Change to the Board of Directors:  On May 11, 2010, Bladex announced the resignation of Mr. Carlos E. Weitz as Class “A” Director on Bladex’s Board after being appointed Advisor to the Central Bank of Argentina.  Mr.  Weitz was a member of the Audit and Compliance Committee, as well as the Nomination and Compensation Committee.  Mr. Weitz is succeeded by Mr. Esteban Alejandro Acerbo, a Director at Banco de la Nacion Argentina.  Mr. Acerbo serves as a Class “A” Director and a member of both the Audit and Compliance and Nomination and Compensation Committees for the remainder of Mr. Weitz’s original term, due to expire in April, 2011.

Note: Various numbers and percentages set forth in this press release have been rounded and, accordingly, may not total exactly.

Footnotes:

(1)
Non-interest operating income (loss) refers to net other income (expense) excluding reversals (provisions) for credit losses and recoveries (impairment) on assets.  By business segment, non-interest operating income includes:

Commercial Division: Net fees and commissions and Net related other income (expense).
Treasury Division: net gain (loss) on sale of securities available-for-sale, impact of derivative hedging instruments, gain (loss) on foreign currency exchange, and gain (loss) on trading securities.
Asset Management Division: Gain from Investment Fund trading and related other income (expense).

(2)	Net Operating Revenues refers to net interest income plus non-interest operating income.

(3)	Net Operating Income (Loss) refers to net interest income plus non-interest operating income, minus operating expenses.

(4)	Lending spreads are calculated as loan portfolio weighted average lending spread, net of weighted average Libor-based cost rate, excluding loan commissions.

(5)	Net Income per Share calculations are based on the average number of shares outstanding during each period.

(6)	Operating ROE: Annualized net operating income divided by average stockholders’ equity.

(7)	Efficiency ratio refers to consolidated operating expenses as a percentage of net operating revenues.

(8)
Tier 1 Capital is calculated according to Basel I capital adequacy guidelines, and is equivalent to stockholders’ equity excluding the OCI effect of the available for sale portfolio.  Tier 1 Capital ratio is calculated as a percentage of risk weighted assets.  Risk-weighted assets are, in turn, also calculated based on Basel I capital adequacy guidelines.

(9)	Total Capital refers to Tier 1 Capital plus Tier 2 Capital, based on Basel I capital adequacy guidelines. Total Capital ratio refers to Total Capital as a percentage of risk weighted assets.

(10)	Leverage corresponds to assets divided by stockholders’ equity.

(11)	Liquidity ratio refers to liquid assets as a percentage of total assets. Liquid assets consist of investment-grade ‘A’ securities, and cash and due from banks, excluding pledged regulatory deposits.

(12)
Treasury Division’s net operating income includes: (i) interest income from interest bearing deposits with banks, investment securities and trading assets, net of allocated cost of funds; (ii) other income (expense) from derivative financial instrument and hedging; (iii) net gain (loss) from trading securities; (iv) net gain (loss) on sale of securities available for sale; (v) gain (loss) on foreign currency exchange; and (vi) allocated operating expenses.

SAFE HARBOR STATEMENT

This press release contains forward-looking statements of expected future developments. The Bank wishes to ensure that such statements are accompanied by meaningful cautionary statements pursuant to the safe harbor established by the Private Securities Litigation Reform Act of 1995. The forward-looking statements in this press release refer to the growth of the credit portfolio, including the trade portfolio, the increase in the number of the Bank’s corporate clients, the positive trend of lending spreads, the increase in activities engaged in by the Bank that are derived from the Bank’s client base, anticipated operating income and return on equity in future periods, including income derived from the Treasury Division and Asset Management Division, the improvement in the financial and performance strength of the Bank and the progress the Bank is making. These forward-looking statements reflect the expectations of the Bank’s management and are based on currently available data; however, actual experience with respect to these factors is subject to future events and uncertainties, which could materially impact the Bank’s expectations. Among the factors that can cause actual performance and results to differ materially are as follows: the anticipated growth of the Bank’s credit portfolio; the continuation of the Bank’s preferred creditor status; the impact of increasing/decreasing interest rates and of the macroeconomic environment in the Region on the Bank’s financial condition; the execution of the Bank’s strategies and initiatives, including its revenue diversification strategy; the adequacy of the Bank’s allowance for credit losses; the need for additional provisions for credit losses; the Bank’s ability to achieve future growth, to reduce its liquidity levels and increase its leverage; the Bank’s ability to maintain its investment-grade credit ratings; the availability and mix of future sources of funding for the Bank’s lending operations; potential trading losses; the possibility of fraud; and the adequacy of the Bank’s sources of liquidity to replace deposit withdrawals.

About Bladex
Bladex is a supranational bank originally established by the Central Banks of Latin American and Caribbean countries to support trade finance in the Region.  Based in Panama, its shareholders include central banks and state-owned entities in 23 countries in the Region, as well as Latin American and international commercial banks, along with institutional and retail investors.  Through June 30, 2010, Bladex had disbursed accumulated credits of approximately $165 billion.

Conference Call Information

There will be a conference call to discuss the Bank’s quarterly results on Thursday, July 22, 2010 at 11:00 a.m. New York City time (Eastern Time).  For those interested in participating, please dial (800) 311-9401 in the United States or, if outside the United States, (334) 323-7224.  Participants should use conference ID# 8034, and dial in five minutes before the call is set to begin.  There will also be a live audio web cast of the conference at http://www.bladex.com.

The conference call will become available for review on Conference Replay one hour after its conclusion, and will remain available through September 21, 2010.  Please dial (877) 919-4059 or (334) 323-7226, and follow the instructions.  The conference ID# for the replayed call is 18275331.  For more information, please access http://www.bladex.com or contact:

Mr. Christopher Schech
Chief Financial Officer
Bladex
Calle 50 y Aquilino de la Guardia
Panama City, Panama
Tel: (507) 210-8630
E-mail address: cschech@bladex.com

Investor Relations Firm:
i-advize Corporate Communications, Inc.
Mrs. Melanie Carpenter / Mr. Peter Majeski
82 Wall Street, Suite 805, New York, NY 10005
Tel: (212) 406-3690
E-mail address:  bladex@i-advize.com

EXHIBIT I
CONSOLIDATED BALANCE SHEETS

	AT THE END OF,
	(A)	(B)	(C)	(A) - (B)		(A) - (C)
	June 30, 2010	March 31, 2010	June 30, 2009	CHANGE	%	CHANGE	%
	(In US$ million)

ASSETS:
Cash and due from banks	$620	$349	$485	$271	78%	$135	28%
Trading assets	51	51	165	0	0	(114)	(69)
Securities available-for-sale	457	457	608	0	0	(151)	(25)
Securities held-to-maturity	13	0	0	13	n.m. (*)	13	n.m. (*)
Investment fund	193	205	166	(12)	(6)	27	16
Loans	3,100	2,935	2,682	165	6	418	16
Less:
Allowance for loan losses	(81)	(74)	(90)	(7)	9	9	(10)
Unearned income and deferred fees	(4)	(3)	(4)	(1)	33	0	0
Loans, net	3,015	2,858	2,587	157	5	428	17

Customers' liabilities under acceptances	20	0	0	20	n.m. (*)	20	n.m. (*)
Premises and equipment, net	7	7	8	0	0	(1)	(13)
Accrued interest receivable	27	22	41	5	23	(14)	(34)
Derivative financial instruments used for hedging - receivable	1	0	1	1	n.m. (*)	0	0
Other assets	10	12	7	(2)	(17)	3	43

TOTAL ASSETS	$4,412	$3,962	$4,067	$450	11%	$345	8%

LIABILITIES AND STOCKHOLDERS' EQUITY:
Deposits:
Demand	$23	$37	$156	$(14)	(38)%	$(133)	(85)%
Time	1,484	1,318	1,104	166	13	380	34
Total Deposits	1,507	1,355	1,261	152	11	246	20

Trading liabilities	4	5	11	(1)	(20)	(7)	(64)
Securities sold under repurchase agreements	246	95	312	151	159	(66)	(21)
Short-term borrowings	434	282	598	152	54	(164)	(27)
Borrowings and long-term debt	1,370	1,394	1,128	(24)	(2)	242	21
Acceptances outstanding	20	0	0	20	n.m. (*)	20	n.m. (*)
Accrued interest payable	8	10	17	(2)	(20)	(9)	(53)
Derivative financial instruments used for hedging - payable	73	58	69	15	26	4	6
Reserve for losses on off-balance sheet credit risk	14	24	10	(10)	(42)	4	40
Other liabilities	24	15	10	9	60	14	140
TOTAL LIABILITIES	$3,699	$3,238	$3,416	$461	14%	$283	8%

Redeemable noncontrolling interest in the investment fund	41	43	8	(2)	(5)	33	413

STOCKHOLDERS' EQUITY:
Common stock, no par value, assigned value of US$6.67	280	280	280	0	0	0	0
Additional paid-in capital in excess of assigned value of common stock	134	134	135	0	0	(1)	(1)
Capital reserves	95	95	95	0	0	0	0
Retained earnings	302	306	285	(4)	(1)	17	6
Accumulated other comprehensive loss	(11)	(6)	(21)	(5)	83	10	(48)
Treasury stock	(127)	(128)	(131)	1	(1)	4	(3)

TOTAL STOCKHOLDERS' EQUITY	$673	$681	$643	$(8)	(1)%	$30	5%

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$4,412	$3,962	$4,067	$450	11%	$345	8%

(*) "n.m." means not meaningful.

EXHIBIT II

CONSOLIDATED STATEMENTS OF INCOME
(In US$ thousand, except per share amounts and ratios)

	FOR THE THREE MONTHS ENDED
	(A)	(B)	(C)	(A) - (B)		(A) - (C)
	June 30, 2010	March 31, 2010	June 30, 2009	CHANGE	%	CHANGE	%

INCOME STATEMENT DATA:
Interest income	$27,697	$27,019	$38,252	$678	3%	$(10,555)	(28)%
Interest expense	(10,500)	(10,733)	(21,464)	233	(2)	10,964	(51)
NET INTEREST INCOME	17,197	16,286	16,788	911	6	409	2
Provision for loan losses	(8,723)	(159)	(8,905)	(8,564)	5,386	182	(2)
NET INTEREST INCOME, AFTER REVERSAL
(PROVISION) FOR LOAN LOSSES	8,474	16,127	7,883	(7,653)	(47)	591	7

OTHER INCOME (EXPENSE):
Reversal (provision) for losses on off-balance sheet credit risk	9,618	3,626	(177)	5,992	165	9,795	(5,534)
Fees and commissions, net	2,797	2,382	734	415	17	2,063	281
Derivative financial instrument and hedging	(340)	(953)	(2,591)	613	(64)	2,251	(87)
Impairment of assets, net of recoveries	0	233	0	(233)	(100)	0	n.m. (*)
Net gain (loss) from investment fund trading	(10,343)	(1,500)	4,918	(8,843)	590	(15,261)	(310)
Net gain (loss) from trading securities	(502)	(1,479)	7,653	977	(66)	(8,155)	(107)
Gain (loss) on foreign currency exchange	(568)	1,312	705	(1,880)	(143)	(1,273)	(181)
Other income (expense), net	117	71	93	46	65	24	26
NET OTHER INCOME (EXPENSE)	779	3,692	11,336	(2,913)	(79)	(10,557)	(93)

OPERATING EXPENSES:
Salaries and other employee expenses	(5,478)	(5,409)	(4,225)	(69)	1	(1,253)	30
Depreciation, amortization and impairment of premises and equipment	(601)	(676)	(697)	75	(11)	96	(14)
Professional services	(1,202)	(1,107)	(972)	(95)	9	(230)	24
Maintenance and repairs…	(347)	(347)	(266)	0	0	(81)	30
Expenses from the investment fund	(278)	(257)	(571)	(21)	8	293	(51)
Other operating expenses	(2,126)	(2,247)	(1,891)	121	(5)	(235)	12
TOTAL OPERATING EXPENSES	(10,032)	(10,043)	(8,622)	11	(0)	(1,410)	16

Net Income	$(779)	$9,776	$10,597	$(10,555)	(108)	$(11,376)	(107)

Net Income (loss) attributable to the redeemable noncontrolling interest	(2,442)	(320)	109	(2,122)	663	(2,551)	(2,340)

NET INCOME ATTRIBUTABLE TO BLADEX	$1,663	$10,096	$10,488	$(8,433)	(84)%	$(8,825)	(84)%

PER COMMON SHARE DATA:
Basic earnings per share	0.05	0.28	0.29
Diluted earnings per share	0.05	0.28	0.29

Weighted average basic shares	36,648	36,560	36,471
Weighted average diluted shares	36,808	36,715	36,669

PERFORMANCE RATIOS:
Return on average assets	0.2%	1.1%	1.0%
Return on average stockholders' equity	1.0%	6.1%	6.6%
Net interest margin	1.67%	1.71%	1.62%
Net interest spread	1.38%	1.37%	1.14%
Operating expenses to total average assets	0.98%	1.06%	0.84%

(*)  "n.m." means not meaningful.

SUMMARY OF CONSOLIDATED FINANCIAL DATA
(Consolidated Statements of Income, Balance Sheets, and Selected Financial Ratios)	EXHIBIT III

	FOR THE SIX MONTHS ENDED
	June 30, 2010	June 30, 2009
	(In US$ thousand, except per share amounts & ratios)
INCOME STATEMENT DATA:
Net interest income	$33,483	$32,216
Fees and commissions, net	5,178	2,901
Reversal (provision) for loan and off-balance sheet credit losses, net	4,363	(14,268)
Derivative financial instrument and hedging	(1,294)	(921)
Impairment of assets, net of recoveries	233	(94)
Net gain (loss) from investment fund trading	(11,843)	16,614
Net gain (loss) from trading securities	(1,981)	10,815
Gain (loss) on foreign currency exchange	744	(375)
Other income (expense), net	188	452
Operating expenses	(20,074)	(19,767)
Net Income	$8,997	$27,573
Net Income (loss) attributable to the redeemable noncontrolling interest	(2,762)	378
NET INCOME ATTRIBUTABLE TO BLADEX	$11,759	$27,195

BALANCE SHEET DATA (In US$ millions):
Investment securities and trading assets	521	773
Investment fund	193	166
Loans, net	3,015	2,587
Total assets	4,412	4,067
Deposits	1,507	1,261
Securities sold under repurchase agreements	246	312
Short-term borrowings	434	598
Borrowings and long-term debt	1,370	1,128
Total liabilities	3,699	3,416
Stockholders' equity	673	643

PER COMMON SHARE DATA:
Basic earnings per share	0.32	0.75
Diluted earnings per share	0.32	0.74
Book value (period average)	18.37	16.86
Book value (period end)	18.35	17.61

(In thousand):
Weighted average basic shares	36,604	36,443
Weighted average diluted shares	36,776	36,567
Basic shares period end	36,652	36,505

SELECTED FINANCIAL RATIOS:
PERFORMANCE RATIOS:
Return on average assets	0.6%	1.3%
Return on average stockholders' equity	3.5%	8.9%
Net interest margin	1.69%	1.56%
Net interest spread	1.38%	1.04%
Operating expenses to total average assets	1.02%	0.96%

ASSET QUALITY RATIOS:
Non-accruing loans to total loans, net of discounts (1)	1.5%	0.0%
Charge offs to total loan portfolio (1)	0.1%	0.0%
Allowance for loan losses to total loan portfolio (1)	2.6%	3.4%
Allowance for losses on off-balance sheet credit risk to total contingencies	3.1%	5.9%

CAPITAL RATIOS:
Stockholders' equity to total assets	15.2%	15.8%
Tier 1 capital to risk-weighted assets	23.4%	21.1%
Total capital to risk-weighted assets	24.7%	22.4%

(1)   Loan portfolio is presented net of unearned income and deferred loan fees.

EXHIBIT IV

CONSOLIDATED STATEMENTS OF INCOME

	FOR THE SIX MONTHS ENDED,
	(A)	(B)	(A) - (B)
	June 30, 2010	June 30, 2009	CHANGE	%
(In US$ thousand)
INCOME STATEMENT DATA:
Interest income	$54,716	$79,285	$(24,569)	(31)%
Interest expense	(21,233)	(47,069)	25,836	(55)
NET INTEREST INCOME	33,483	32,216	1,267	4
Provision for loan losses	(8,882)	(34,737)	25,855	(74)
NET INTEREST INCOME, AFTER REVERSAL
(PROVISION) FOR LOAN LOSSES	24,601	(2,521)	27,122	(1,076)

OTHER INCOME (EXPENSE):
Reversal (provision) for losses on off-balance sheet credit risk	13,245	20,469	(7,224)	(35)
Fees and commissions, net	5,178	2,901	2,277	78
Derivative financial instrument and hedging	(1,294)	(921)	(373)	40
Impairment of assets, net of recoveries	233	(94)	327	(348)
Net gain from investment fund trading	(11,843)	16,614	(28,457)	(171)
Net gain (loss) from trading securities	(1,981)	10,815	(12,796)	(118)
Gain (loss) on foreign currency exchange	744	(375)	1,119	(298)
Other income (expense), net	188	452	(264)	(58)
NET OTHER INCOME (EXPENSE)	4,470	49,861	(45,391)	(91)

OPERATING EXPENSES:
Salaries and other employee expenses	(10,887)	(10,417)	(470)	5
Depreciation, amortization and impairment of premises and equipment	(1,277)	(1,381)	104	(8)
Professional services	(2,308)	(1,676)	(632)	38
Maintenance and repairs	(694)	(527)	(167)	32
Expenses from the investment fund	(535)	(2,119)	1,584	(75)
Other operating expenses	(4,373)	(3,647)	(726)	20
TOTAL OPERATING EXPENSES	(20,074)	(19,767)	(307)	2

Net Income	$8,997	$27,573	$(18,576)	(67)

Net Income (loss) attributable to the redeemable noncontrolling interest	(2,762)	378	(3,140)	(831)

Net Income attributable to Bladex	$11,759	$27,195	$(15,436)	(57)%

(*)    "n.m." means not meaningful.

EXHIBIT V
CONSOLIDATED NET INTEREST INCOME AND AVERAGE BALANCES

	FOR THE THREE MONTHS ENDED,
	June 30, 2010			March 31, 2010			June 30, 2009
	AVERAGE		AVG.	AVERAGE		AVG.	AVERAGE		AVG.
	BALANCE	INTEREST	RATE	BALANCE	INTEREST	RATE	BALANCE	INTEREST	RATE
	(In US$ million)

INTEREST EARNING ASSETS
Interest bearing deposits with banks	$468	$0.2	0.20%	$394	$0.2	0.19%	$685	$0.4	0.23%
Loans, net of unearned income & deferred loan fees	2,912	23.5	3.20	2,717	21.7	3.20	2,543	29.8	4.64
Non-accrual loans	48	0.8	6.45	51	1.1	8.62	0	0.0	n.m. (*)
Trading assets	51	0.8	6.13	50	0.8	6.22	161	3.1	7.67
Investment securities	464	2.0	1.70	458	2.0	1.75	598	4.6	3.05
Investment fund	198	0.4	0.73	200	1.2	2.42	162	0.3	0.73

TOTAL INTEREST EARNING ASSETS	$4,140	$27.7	2.65%	$3,869	$27.0	2.79%	$4,150	$38.3	3.65%

Non interest earning assets	45			46			49
Allowance for loan losses	(75)			(74)			(81)
Other assets	11			12			5

TOTAL ASSETS	$4,121			$3,853			$4,124

INTEREST BEARING LIABILITIES
Deposits	$1,395	$1.7	0.50%	$1,316	$2.2	0.66%	$1,206	$3.3	1.08%
Trading liabilities	4	0.0	0.00	4	0.0	0.00	11	0.0	0.00
Investment fund	0	0.3	n.m. (*)	0	0.2	n.m. (*)	0	0.5	n.m. (*)
Securities sold under repurchase agreement and Short-term borrowings	506	1.3	1.04	299	1.0	1.28	1,011	7.6	2.98
Borrowings and long term debt	1,380	7.1	2.04	1,394	7.4	2.13	1,154	10.0	3.43

TOTAL INTEREST BEARING LIABILITIES	$3,284	$10.5	1.26%	$3,013	$10.7	1.43%	$3,382	$21.5	2.51%

Non interest bearing liabilities and other liabilities	$120			$130			$101

TOTAL LIABILITIES	3,404			3,143			3,483

Redeemable noncontrolling interest in the investment fund	42			40			5

STOCKHOLDERS' EQUITY	675			670			635

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$4,121			$3,853			$4,124

NET INTEREST SPREAD			1.38%			1.37%			1.14%
NET INTEREST INCOME AND NET INTEREST MARGIN		$17.2	1.67%		$16.3	1.71%		$16.8	1.62%

(*)	"n.m." means not meaningful.

EXHIBIT VI
CONSOLIDATED NET INTEREST INCOME AND AVERAGE BALANCES

	FOR THE SIX MONTHS ENDED,
	June 30, 2010			June 30, 2009
	AVERAGE		AVG.	AVERAGE		AVG.
	BALANCE	INTEREST	RATE	BALANCE	INTEREST	RATE
	(In US$ million)

INTEREST EARNING ASSETS
Interest bearing deposits with banks	$431	$0.4	0.20%	$707	$0.8	0.21%
Loans, net of unearned income & deferred loan fees	2,815	45.3	3.20	2,588	62.4	4.80
Non-accrual loans	49	1.9	7.56	0	0.0	n.m. (*)
Trading assets	50	1.6	6.17	105	3.7	6.91
Investment securities	461	4.0	1.72	600	11.3	3.76
Investment fund	199	1.6	1.57	158	1.1	1.39

TOTAL INTEREST EARNING ASSETS	$4,006	$54.7	2.72%	$4,159	$79.3	3.79%

Non interest earning assets	46			51
Allowance for loan losses	(75)			(68)
Other assets	11			8

TOTAL ASSETS	$3,988			$4,150

INTEREST BEARING LIABILITIES
Deposits	$1,355	$3.9	0.58%	$1,203	$6.4	1.06%
Trading liabilities	4	0.0	0.00	12	0.0	0.00
Investment fund	0	0.5	n.m. (*)	0	1.4	n.m. (*)
Securities sold under repurchase agreement and Short-term borrowings	403	2.3	1.13	1,019	16.3	3.17
Borrowings and long term debt	1,387	14.5	2.08	1,162	23.0	3.93

TOTAL INTEREST BEARING LIABILITIES	$3,149	$21.2	1.34%	$3,396	$47.1	2.76%

Non interest bearing liabilities and other liabilities	$125			$135

TOTAL LIABILITIES	3,274			3,531

Redeemable noncontrolling interest in the investment fund	41			5

STOCKHOLDERS' EQUITY	673			614

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$3,988			$4,150

NET INTEREST SPREAD			1.38%			1.04%
NET INTEREST INCOME AND NET INTEREST MARGIN		$33.5	1.69%		$32.2	1.56%

(*)	"n.m." means not meaningful.

EXHIBIT VII
CONSOLIDATED STATEMENT OF INCOME
(In US$ thousand, except per share amounts and ratios)

	SIX MONTHS	FOR THE THREE MONTHS ENDED					SIX MONTHS
	ENDED						ENDED
	JUN 30/10	JUN 30/10	MAR 31/10	DEC 31/09	SEP 30/09	JUN 30/09	JUN 30/09

INCOME STATEMENT DATA:
Interest income	$54,716	$27,697	$27,019	$28,256	$34,423	$38,252	$79,285
Interest expense	(21,233)	(10,500)	(10,733)	(13,073)	(17,070)	(21,464)	(47,069)
NET INTEREST INCOME	33,483	17,197	16,286	15,183	17,353	16,788	32,216
Reversal (provision) for loan losses	(8,882)	(8,723)	(159)	16,063	380	(8,905)	(34,737)

NET INTEREST INCOME (LOSS) AFTER REVERSAL (PROVISION) FOR LOAN LOSSES	24,601	8,474	16,127	31,246	17,733	7,883	(2,521)
OTHER INCOME (EXPENSE):
Reversal (provision) for losses on off-balance sheet credit risk	13,245	9,618	3,626	(15,456)	(1,549)	(177)	20,469
Fees and commissions, net	5,178	2,797	2,382	2,369	1,463	734	2,901
Derivative financial instrument and hedging	(1,294)	(340)	(953)	(507)	(1,105)	(2,591)	(921)
Impairment of assets, net of recoveries	233	0	233	(27)	0	0	(94)
Net gain (loss) from investment fund trading	(11,843)	(10,343)	(1,500)	2,906	5,478	4,918	16,614
Net gain (loss) from trading securities	(1,981)	(502)	(1,479)	(638)	2,936	7,653	10,815
Net gains on sale of securities available-for-sale	0	0	0	0	546	0	0
Gain (loss) on foreign currency exchange	744	(568)	1,312	1,830	(843)	705	(375)
Other income (expense), net	188	117	71	322	138	93	452
NET OTHER INCOME (EXPENSE)	4,470	779	3,692	(9,201)	7,064	11,336	49,861

TOTAL OPERATING EXPENSES:	(20,074)	(10,032)	(10,043)	(9,897)	(8,537)	(8,622)	(19,767)
Net Income	$8,997	$(779)	$9,776	$12,148	$16,260	$10,597	$27,573

Net Income (loss) attributable to the redeemable noncontrolling interest	(2,762)	(2,442)	(320)	233	507	109	378

NET INCOME ATTRIBUTABLE TO BLADEX	$11,759	$1,663	$10,096	$11,915	$15,753	$10,488	$27,195

SELECTED FINANCIAL DATA
PER COMMON SHARE DATA
Basic earnings per share	$0.32	$0.05	$0.28	$0.33	$0.43	$0.29	$0.75
PERFORMANCE RATIOS
Return on average assets	0.6%	0.2%	1.1%	1.3%	1.6%	1.0%	1.3%
Return on average stockholders' equity	3.5%	1.0%	6.1%	7.1%	9.5%	6.6%	8.9%
Net interest margin	1.69%	1.67%	1.71%	1.60%	1.76%	1.62%	1.56%
Net interest spread	1.38%	1.38%	1.37%	1.18%	1.28%	1.14%	1.04%
Operating expenses to average assets	1.02%	0.98%	1.06%	1.05%	0.88%	0.84%	0.96%

EXHIBIT VIII
BUSINESS SEGMENT ANALYSIS
(In US$ million)

	FOR THE SIX MONTHS ENDED		FOR THE THREE MONTHS ENDED
	JUN 30/10	JUN 30/09	JUN 30/10	MAR 31/10	JUN 30/09

COMMERCIAL DIVISION:
Net interest income (1)	$32.2	$33.9	$17.0	$15.2	$17.0
Non-interest operating income (2)	4.9	3.3	2.7	2.2	0.8
Operating expenses (3)	(13.7)	(11.8)	(6.7)	(6.8)	(5.1)
Net operating income (4)	23.4	25.4	13.0	10.6	12.7
Reversal (provision) for loan and off-balance sheet credit losses, net	4.4	(14.3)	0.9	3.5	(9.1)
Impairment of assets, net of recoveries	0.2	(0.1)	0.0	0.2	0.0
NET INCOME ATTRIBUTABLE TO BLADEX	$28.0	$11.0	$13.9	$14.3	$3.6
Average interest-earning assets (5)	2,864	2,588	2,960	2,768	2,543
End-of-period interest-earning assets (5)	3,096	2,677	3,096	2,932	2,677

TREASURY DIVISION:
Net interest income (loss) (1)	$1.1	$0.3	$0.6	$0.5	$0.8
Non-interest operating income (loss)(2)	(2.4)	9.6	(1.4)	(1.1)	5.8
Operating expenses (3)	(4.2)	(4.5)	(2.0)	(2.2)	(2.2)
Net operating income (loss) (4)	(5.5)	5.4	(2.8)	(2.8)	4.4
NET INCOME (LOSS) ATTRIBUTABLE TO BLADEX	$(5.5)	$5.4	$(2.8)	$(2.8)	$4.4
Average interest-earning assets (6)	942	1,412	982	902	1,444
End-of-period interest-earning assets (6)	1,140	1,257	1,140	857	1,257

ASSET MANAGEMENT DIVISION:
Net interest income (loss) (1)	$0.2	$(2.0)	$(0.4)	$0.6	$(1.0)
Non-interest operating income (loss) (2)	(11.4)	16.6	(10.1)	(1.3)	4.9
Operating expenses (3)	(2.3)	(3.5)	(1.3)	(1.0)	(1.3)
Net operating income (loss) (4)	(13.5)	11.1	(11.8)	(1.7)	2.6
Net income (loss)	(13.5)	11.1	(11.8)	(1.7)	2.6
Net income (loss) attributable to the redeemable noncontrolling interest	(2.8)	0.4	(2.4)	(0.3)	0.1
NET INCOME (LOSS) ATTRIBUTABLE TO BLADEX	$(10.7)	$10.7	$(9.4)	$(1.4)	$2.5
Average interest-earning assets (7)	199	158	198	200	162
End-of-period interest-earning assets (7)	193	166	193	205	166

CONSOLIDATED:
Net interest income (1)	$33.5	$32.2	$17.2	$16.3	$16.8
Non-interest operating income (loss) (2)	(8.9)	29.5	(8.8)	(0.2)	11.5
Operating expenses (3)	(20.2)	(19.8)	(10.0)	(10.0)	(8.6)
Net operating income (4)	4.4	41.9	(1.6)	6.1	19.7
Reversal (provision) for loan and off-balance sheet credit losses, net	4.4	(14.3)	0.9	3.5	(9.1)
Impairment of assets, net of recoveries	0.2	(0.1)	0.0	0.2	0.0
Net income	9.0	27.6	(0.7)	9.8	10.6
Net income (loss) attributable to the redeemable noncontrolling interest	(2.8)	0.4	(2.4)	(0.3)	0.1
NET INCOME ATTRIBUTABLE TO BLADEX	$11.8	$27.2	$1.7	$10.1	$10.5
Average interest-earning assets	4,006	4,159	4,140	3,869	4,150
End-of-period interest-earning assets	4,429	4,100	4,429	3,994	4,100

The bank has aligned its operations into three major business segments, based on the nature of clients, products and on credit risk standards.
Interest expenses are allocated based on average credits.
(1)	Interest income on interest-earning assets, net of allocated cost of funds.
(2)	Non-interest operating income consists of net other income (expense), excluding reversals of provisions for credit losses and impairment on assets.
(3)	Operating expenses are calculated based on average credits.
(4)	Net operating income refers to net income excluding reversals of provisions for credit losses and impairment on assets.
(5)	Includes loans, net of unearned income and deferred loan fees.
(6)	Includes cash and due from banks, interest-bearing deposits with banks, securities available for sale, securities held to maturity, and trading assets.
(7)	Includes investment fund.

EXHIBIT IX
CREDIT PORTFOLIO
DISTRIBUTION BY COUNTRY
(In US$ million)

	AT THE END OF,
	(A)		(B)		(C)
	30JUN10		31MAR10		30JUN09		Change in Amount
COUNTRY	Amount	% of Total Outstanding	Amount	% of Total Outstanding	Amount	% of Total Outstanding	(A) - (B)	(A) - (C)

ARGENTINA	$204	5.0	$187	5.0	$139	3.8	$17	$65
BRAZIL	1,473	36.2	1,526	40.7	1,516	41.7	(53)	(42)
CHILE	279	6.8	281	7.5	99	2.7	(3)	180
COLOMBIA	496	12.2	337	9.0	439	12.1	159	57
COSTA RICA	133	3.3	107	2.8	137	3.8	27	(4)
DOMINICAN REPUBLIC	80	2.0	75	2.0	24	0.7	5	56
ECUADOR	109	2.7	93	2.5	70	1.9	16	40
EL SALVADOR	34	0.8	48	1.3	122	3.4	(15)	(88)
FRANCE	22	0.5	0	0.0	0	0.0	22	22
GUATEMALA	91	2.2	71	1.9	127	3.5	20	(36)
HONDURAS	28	0.7	27	0.7	21	0.6	1	7
JAMAICA	18	0.4	32	0.9	23	0.6	(14)	(5)
MEXICO	387	9.5	390	10.4	442	12.2	(3)	(55)
NETHERLANDS	150	3.7	0	0.0	0	0.0	150	150
PANAMA	121	3.0	97	2.6	185	5.1	24	(64)
PERU	244	6.0	245	6.5	64	1.8	(0)	180
TRINIDAD & TOBAGO	39	0.9	56	1.5	59	1.6	(18)	(20)
UNITED STATES	19	0.5	0	0.0	36	1.0	19	(17)
URUGUAY	3	0.1	36	1.0	74	2.0	(33)	(70)
VENEZUELA	84	2.1	94	2.5	8	0.2	(10)	76
OTHER	58	1.4	51	1.4	48	1.3	6	10

TOTAL CREDIT PORTFOLIO (1)	$4,071	100%	$3,753	100%	$3,631	100%	$318	$440

UNEARNED INCOME AND COMMISSION (2)	(4)		(3)		(4)		(1)	0

TOTAL CREDIT PORTFOLIO, NET OF UNEARNED INCOME AND COMMISSION	$4,067		$3,750		$3,627		$317	$440

(1)
Includes book value of loans, fair value of  investment securities, acceptances, and contingencies (including confirmed letters of credit, stand-by letters of credit, and guarantees covering commercial and country risks, credit default swap and credit commitments).

(2)	Represents unearned income and commission on loans.

EXHIBIT X
COMMERCIAL PORTFOLIO
DISTRIBUTION BY COUNTRY
(In US$ million)

	AT THE END OF,
	(A)		(B)		(C)
	30JUN10		31MAR10		30JUN09		Change in Amount
COUNTRY	Amount	% of Total Outstanding	Amount	% of Total Outstanding	Amount	% of Total Outstanding	(A) - (B)	(A) - (C)

ARGENTINA	$204	5.8	$187	5.8	$139	4.9	$17	$65
BRAZIL	1,346	37.9	1,399	43.2	1,354	47.4	(53)	(8)
CHILE	251	7.1	254	7.8	73	2.5	(3)	178
COLOMBIA	342	9.6	194	6.0	251	8.8	147	91
COSTA RICA	133	3.8	107	3.3	119	4.2	27	14
DOMINICAN REPUBLIC	75	2.1	70	2.2	16	0.6	5	59
ECUADOR	109	3.1	93	2.9	70	2.4	16	40
EL SALVADOR	18	0.5	32	1.0	67	2.3	(14)	(49)
FRANCE	22	0.6	0	0.0	0	0.0	22	22
GUATEMALA	80	2.2	60	1.8	85	3.0	20	(5)
HONDURAS	28	0.8	27	0.8	21	0.7	1	7
JAMAICA	18	0.5	32	1.0	23	0.8	(14)	(5)
MEXICO	329	9.3	332	10.2	345	12.1	(3)	(16)
NETHERLANDS	150	4.2	0	0.0	0	0.0	150	150
PANAMA	77	2.2	53	1.6	91	3.2	24	(14)
PERU	213	6.0	214	6.6	35	1.2	(1)	178
TRINIDAD & TOBAGO	39	1.1	56	1.7	59	2.1	(18)	(20)
UNITED STATES	19	0.5	0	0.0	26	0.9	19	(7)
URUGUAY	3	0.1	36	1.1	74	2.6	(33)	(70)
VENEZUELA	84	2.4	94	2.9	8	0.3	(10)	76
OTHER	7	0.2	1	0.0	1	0.0	6	7

TOTAL COMMERCIAL PORTFOLIO (1)	$3,547	100%	$3,241	100%	$2,856	100%	$306	$691

UNEARNED INCOME AND COMMISSION (2)	(4)		(3)		(4)		(1)	0

TOTAL COMMERCIAL PORTFOLIO, NET OF UNEARNED INCOME AND COMMISSION	$3,543		$3,238		$2,852		$305	$692

(1)
Includes book value of loans, acceptances, and contingencies (including confirmed letters of credit, stand-by letters of credit, and guarantees covering commercial and country risks and credit commitments).

(2)	Represents unearned income and commission on loans.

EXHIBIT XI
TREASURY PORTFOLIO
DISTRIBUTION BY COUNTRY
(In US$ million)

	AT THE END OF,			Change in Amount
	(A)	(B)	(C)
COUNTRY	30JUN10	31MAR10	30JUN09	(A) - (B)	(A) - (C)

BRAZIL	$127	$128	$162	0	$(34)
CHILE	28	28	26	0	2
COLOMBIA	154	142	188	12	(33)
COSTA RICA	0	0	18	0	(18)
DOMINICAN REPUBLIC	5	5	8	0	(3)
EL SALVADOR	16	16	55	0	(39)
GUATEMALA	11	11	43	0	(31)
MEXICO	58	58	97	0	(39)
PANAMA	44	43	94	0	(50)
PERU	31	30	29	0	2
OTHER	50	50	57	0	(7)

TOTAL TREASURY PORTOFOLIO (1)	$524	$511	$775	$12	$(252)

(1)	Includes securities available for sale and held to maturity, trading assets and contingent assets, which consist of credit default swap.

EXHIBIT XII
CREDIT DISBURSEMENTS
DISTRIBUTION BY COUNTRY
(In US$ million)

	QUARTERLY INFORMATION			Change in Amount
	(A)	(B)	(C)
COUNTRY	2QTR10	1QTR10	2QTR09	(A) - (B)	(A) - (C)

ARGENTINA	$60	$132	$77	$(72)	$(17)
BRAZIL	370	280	291	90	79
CHILE	20	52	65	(32)	(45)
COLOMBIA	264	78	10	186	254
COSTA RICA	85	106	95	(21)	(9)
DOMINICAN REPUBLIC	39	92	1	(53)	38
ECUADOR	70	120	67	(50)	3
EL SALVADOR	11	5	13	7	(1)
FRANCE	22	0	0	22	22
GUATEMALA	46	33	48	13	(2)
HONDURAS	19	20	20	(1)	(1)
JAMAICA	37	50	22	(13)	16
MEXICO	66	27	89	39	(23)
NETHERLANDS	150	0	0	150	150
PANAMA	61	35	42	26	18
PERU	107	109	53	(1)	55
TRINIDAD & TOBAGO	42	36	60	6	(18)
UNITED STATES	19	0	10	19	9
URUGUAY	0	2	34	(2)	(34)
VENEZUELA	84	77	3	7	80
OTHER	1	1	27	0	(26)

TOTAL CREDIT DISBURSED (1)	$1,572	$1,254	$1,025	$318	$547

(1)
Includes book value of loans, fair value of selected investment securities, and contingencies (including confirmed letters of credit, stand-by letters of credit, guarantees covering commercial and country risks, credit default swap and credit commitments).